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                                                                       EXHIBIT 2


                         SALTON, INC. DECLARES DIVIDEND
                 DISTRIBUTION OF PREFERRED SHARE PURCHASE RIGHTS

      LAKE FOREST, IL, June 28, 2004 -- The Board of Directors of Salton, Inc. (NYSE: SFP) today announced the adoption of a stockholder rights agreement and declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of Salton, Inc. common stock. The Rights are designed to assure that all of Salton, Inc.'s stockholders receive fair and equal treatment in the event of a proposed takeover of the Company and to guard against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control of Salton, Inc. without paying all stockholders a control premium.

      Each Right will entitle stockholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at an exercise price of $45.00. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of Salton, Inc.'s common stock or announces a tender offer the consummation of which would result in beneficial ownership by a person or group of 20% or more of the common stock. The stockholder rights agreement provides certain exceptions, including for a person or group who was the beneficial owner of 20% or more of the aggregate number of common shares of the Company outstanding as of 5:00 p.m., New York time, on Monday, June 28, 2004; however, if such person or group after that time, (1) acquires beneficial ownership of an additional number of Common Shares which exceeds 0.25% of the then-outstanding common shares and (2) beneficially owns after such acquisition 20% or more of the aggregate number of common shares then outstanding, then the exception will no longer be applicable.

      If a person or group acquires beneficial ownership of 20% or more of Salton, Inc.'s outstanding common stock and the Rights become exercisable, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of Salton, Inc.'s common shares having a market value of twice the Right's exercise price. In addition, if at any time after a person or group acquires beneficial ownership of 20% or more of the Company's common stock and the Rights become exercisable, the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at a Right's then-current exercise price, a number of the acquiring company's common shares having market value at the time of twice the Right's exercise price.

      Following the acquisition by a person or group of beneficial ownership of 20% or more of the Company's common stock and the Rights becoming exercisable and prior to an acquisition of 50% or more of the common stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or one one-thousandth of a share of the new series of junior participating preferred stock) per Right.

      Prior to the Rights becoming exercisable as a result of an acquisition by a person or group of beneficial ownership of 20% or more of the Company's common stock, the Rights are redeemable for one cent per Right at the option of the Board of Directors.

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      The Rights are intended to enable all Salton, Inc. stockholders to realize the long-term value of their investment in the Company. The Rights will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

      The dividend distribution will be issued to stockholders of record as of the close of business on July 9, 2004, and the Rights will expire on June 28, 2014 unless earlier redeemed or exchanged. The Rights distribution is not taxable to stockholders.

      Details of the Rights distribution are contained in a letter which is being mailed to the Company's stockholders.

                                      * * *

About Salton, Inc.

      Salton, Inc. is a leading designer, marketer and distributor of branded, high quality small appliances, home decor and personal care products. Our product mix includes a broad range of small kitchen and home appliances, tabletop products, time products, lighting products, picture frames and personal care and wellness products. We sell our products under our portfolio of well recognized brand names such as Salton(R), George Foreman(R), Westinghouse(TM), Toastmaster(R), Melitta(R), Russell Hobbs(R), Farberware(R), Ingraham(R) and Stiffel(R). The company believes its strong market position results from its well-known brand names, high quality and innovative products, strong relationships with customer base and focused outsourcing strategy.

      Certain matters discussed in this news release are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. These factors include: the Company's ability to realize the benefits it expects from its U.S. restructuring plan; the Company's substantial indebtedness and restrictive covenants in the Company's debt instruments; the Company's relationship and contractual arrangements with key customers, suppliers and licensors; pending legal proceedings; cancellation or reduction of orders; the timely development, introduction and customer acceptance of the Company's products; dependence on foreign suppliers and supply and manufacturing constraints; competitive products and pricing; economic conditions and the retail environment; the availability and success of future acquisitions; international business activities; the risks related to intellectual property rights; the risks relating to regulatory matters and other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission Filings.

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